-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                            --------------------

                                 FORM 11-K

                            --------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1998

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________ to __________

                       Commission file number 333-21093


                                   COSTCO
                        401(k) CALIFORNIA UNION PLAN


                            --------------------

                            COSTCO COMPANIES, INC.
                                999 LAKE DRIVE
                          ISSAQUAH, WASHINGTON 98027
                                (425) 313-8100


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                     [LOGO]

                     401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES
                     EIN 33-0572969
                     PIN 004
                     FINANCIAL STATEMENTS AND SCHEDULES
                     AS OF DECEMBER 31, 1998 AND 1997
                     TOGETHER WITH AUDITORS' REPORT

                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997


                                      INDEX



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

    Statement of Net Assets Available for Plan Benefits as of December 31, 1998

    Statement of Net Assets Available for Plan Benefits as of December 31, 1997

    Statement of Changes in Net Assets Available for Plan Benefits for the Year
      Ended December 31, 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL INFORMATION

    Schedule I, Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1998

    Schedule II, Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Committee of the
Costco 401(k) Plan for California Union Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Costco 401(k) Plan for California Union Employees as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Seattle, Washington,
  June 11, 1999

                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1998

                                                                                Participant Directed
                                                   ---------------------------------------------------------------------------------


                                                     Stable       Equity     Spectrum      Spectrum       New      Mid-Cap   Equity
                                                     Value        Income      Income        Growth     Horizons    Growth     Index
                                                      Fund         Fund        Fund          Fund        Fund       Fund      Fund
                                                   ----------   ----------   ----------   ----------   --------   --------   -------
ASSETS:
    Investments at fair value-
       Registered investment company funds         $2,296,522   $3,670,379   $1,806,735   $4,834,482   $521,255   $914,550   $  -
       Costco Companies, Inc. Common Stock -
          61,447 shares held                             -            -            -            -          -          -         -
       Participant loans                                 -            -            -            -          -          -         -
                                                   ----------   ----------   ----------   ----------   --------   --------   -------
               Total investments                    2,296,522    3,670,379    1,806,735    4,834,482    521,255    914,550      -
                                                   ----------   ----------   ----------   ----------   --------   --------   -------
    Contributions receivable-
       Employer                                       440,759      185,487      107,352      240,996     45,942     75,567    10,044
                                                   ----------   ----------   ----------   ----------   --------   --------   -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS             $2,737,281   $3,855,866   $1,914,087   $5,075,478   $567,197   $990,117   $10,044
                                                   ----------   ----------   ----------   ----------   --------   --------   -------
                                                   ----------   ----------   ----------   ----------   --------   --------   -------




                                                                       Costco
                                                                     Companies,
                                                     International      Inc.
                                                        Stock          Common     Participant
                                                         Fund           Stock        Loans         Total
                                                     -------------   ----------   -----------   -----------
ASSETS:
    Investments at fair value-
       Registered investment company funds              $ -          $     -        $   -       $14,043,923
       Costco Companies, Inc. Common Stock -
          61,447 shares held                              -           4,437,131         -         4,437,131
       Participant loans                                  -                -         476,774        476,774
                                                        ------       ----------     --------    -----------
               Total investments                          -           4,437,131      476,774     18,957,828
                                                        ------       ----------     --------    -----------
    Contributions receivable-
       Employer                                          1,628          201,778         -         1,309,553
                                                        ------       ----------     --------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $1,628       $4,638,909     $476,774    $20,267,381
                                                        ------       ----------     --------    -----------
                                                        ------       ----------     --------    -----------



  The accompanying notes and schedules are an integral part of this statement.

                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1997

                                                                               Participant Directed
                                               ------------------------------------------------------------------------------------
                                                                                                                           Costco
                                                                                                                         Companies,
                                                 Stable       Equity      Spectrum     Spectrum      New      Mid-Cap        Inc.
                                                 Value        Income       Income       Growth     Horizons    Growth      Common
                                                  Fund         Fund         Fund         Fund        Fund       Fund        Stock
                                               ----------   ----------   ----------   ----------   --------   --------   ----------
ASSETS:
    Investments at fair value-
       Registered investment company funds     $1,383,211   $2,526,618   $1,205,135   $3,298,950   $174,821   $194,142   $     -
       Costco Companies, Inc. Common Stock
          - 34,258 shares held                       -            -            -            -          -          -       1,528,769

                                               ----------   ----------   ----------   ----------   --------   --------   ----------
               Total investments                1,383,211    2,526,618    1,205,135    3,298,950    174,821    194,142    1,528,769
                                               ----------   ----------   ----------   ----------   --------   --------   ----------
    Contributions receivable-
       Employee                                    25,002       40,056       20,420       51,647      6,841      8,207       19,998
       Employer                                       246          501          189          445         60         61          166
                                               ----------   ----------   ----------   ----------   --------   --------   ----------
               Total receivables                   25,248       40,557       20,609       52,092      6,901      8,268       20,164
                                               ----------   ----------   ----------   ----------   --------   --------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $1,408,459   $2,567,175   $1,225,744   $3,351,042   $181,722   $202,410   $1,548,933
                                               ----------   ----------   ----------   ----------   --------   --------   ----------
                                               ----------   ----------   ----------   ----------   --------   --------   ----------




                                                  Total
                                               -----------
ASSETS:
    Investments at fair value-
       Registered investment company funds     $ 8,782,877
       Costco Companies, Inc. Common Stock
          - 34,258 shares held                   1,528,769

                                               -----------
               Total investments                10,311,646
                                               -----------
    Contributions receivable-
       Employee                                    172,171
       Employer                                      1,668
                                               -----------
               Total receivables                   173,839
                                               -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $10,485,485
                                               -----------
                                               -----------

  The accompanying notes and schedules are an integral part of this statement.

                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                             Participant Directed
                                              ---------------------------------------------------------------------------------


                                                Stable       Equity      Spectrum     Spectrum      New      Mid-Cap    Equity
                                                Value        Income       Income       Growth     Horizons    Growth    Index
                                                 Fund         Fund         Fund         Fund        Fund       Fund      Fund
                                              ----------   ----------   ----------   ----------   --------   --------   -------
NET INVESTMENT RESULTS:
    Net appreciation (depreciation) in
       fair value of investments              $     -      $    3,797   $  (26,387)  $  118,155   $ 10,734   $107,028   $  -
    Interest                                     107,827        1,906      121,702        2,765        579        633      -
    Dividends                                       -         266,329         -         409,158     26,260     18,639      -
                                              ----------   ----------   ----------   ----------   --------   --------   -------
               Total net investment results      107,827      272,032       95,315      530,078     37,573    126,300      -
                                              ----------   ----------   ----------   ----------   --------   --------   -------
CONTRIBUTIONS TO THE PLAN:
    Employee                                     747,879    1,200,243      591,719    1,477,421    280,530    429,764      -
    Employer                                     553,891      334,248      185,091      424,350     84,281    128,202    10,044
                                              ----------   ----------   ----------   ----------   --------   --------   -------
               Total contributions             1,301,770    1,534,491      776,810    1,901,771    364,811    557,966    10,044
                                              ----------   ----------   ----------   ----------   --------   --------   -------
DISTRIBUTIONS TO PARTICIPANTS:
    In-service withdrawals                       (19,301)     (16,908)      (8,133)     (25,227)    (1,023)    (3,809)     -
    Terminations                                 (60,894)    (103,230)     (44,805)    (153,290)   (12,816)    (6,698)     -
                                              ----------   ----------   ----------   ----------   --------   --------   -------
               Total distributions               (80,195)    (120,138)     (52,938)    (178,517)   (13,839)   (10,507)     -
                                              ----------   ----------   ----------   ----------   --------   --------   -------
PARTICIPANT LOANS:
    New loans                                    (76,787)    (105,472)     (45,883)    (126,819)   (13,962)   (14,722)     -
    Loan repayments                                7,452        8,157        3,845       11,761      2,032      2,302      -
                                              ----------   ----------   ----------   ----------   --------   --------   -------
               Total loans                       (69,335)     (97,315)     (42,038)    (115,058)   (11,930)   (12,420)     -
                                              ----------   ----------   ----------   ----------   --------   --------   -------

INTERFUND TRANSFERS                               68,755     (300,379)     (88,806)    (413,838)     8,860    126,368      -
                                              ----------   ----------   ----------   ----------   --------   --------   -------
NET INCREASE IN NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                          1,328,822    1,288,691      688,343    1,724,436    385,475    787,707    10,044

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                          1,408,459    2,567,175    1,225,744    3,351,042    181,722    202,410      -
                                              ----------   ----------   ----------   ----------   --------   --------   -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                               $2,737,281   $3,855,866   $1,914,087   $5,075,478   $567,197   $990,117   $10,044
                                              ----------   ----------   ----------   ----------   --------   --------   -------
                                              ----------   ----------   ----------   ----------   --------   --------   -------




                                                        Participant Directed
                                              ----------------------------------------
                                                                Costco
                                                              Companies,
                                              International      Inc.
                                                  Stock         Common     Participant
                                                   Fund         Stock         Loans         Total
                                              -------------   ----------   -----------   -----------
NET INVESTMENT RESULTS:
    Net appreciation (depreciation) in
       fair value of investments                 $ -          $1,397,866     $   -       $ 1,611,193
    Interest                                       -               3,143         -           238,555
    Dividends                                      -                -            -           720,386
                                                 ------       ----------     --------    -----------
               Total net investment results        -           1,401,009         -         2,570,134
                                                 ------       ----------     --------    -----------
CONTRIBUTIONS TO THE PLAN:
    Employee                                       -           1,027,079         -         5,754,635
    Employer                                      1,628          320,868         -         2,042,603
                                                 ------       ----------     --------    -----------
               Total contributions                1,628        1,347,947         -         7,797,238
                                                 ------       ----------     --------    -----------
DISTRIBUTIONS TO PARTICIPANTS:
    In-service withdrawals                         -             (29,081)        -          (103,482)
    Terminations                                   -             (91,417)      (8,844)      (481,994)
                                                 ------       ----------     --------    -----------
               Total distributions                 -            (120,498)      (8,844)      (585,476)
                                                 ------       ----------     --------    -----------
PARTICIPANT LOANS:
    New loans                                      -            (149,545)     533,190           -
    Loan repayments                                -              12,023      (47,572)          -
                                                 ------       ----------     --------    -----------
               Total loans                         -            (137,522)     485,618           -
                                                 ------       ----------     --------    -----------

INTERFUND TRANSFERS                                -             599,040         -              -
                                                 ------       ----------     --------    -----------
NET INCREASE IN NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                             1,628        3,089,976      476,774      9,781,896

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                              -           1,548,933         -        10,485,485
                                                 ------       ----------     --------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                  $1,628       $4,638,909     $476,774    $20,267,381
                                                 ------       ----------     --------    -----------
                                                 ------       ----------     --------    -----------

  The accompanying notes and schedules are an integral part of this statement.

                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 1998




1.  PLAN DESCRIPTION:

The following description of the Costco 401(k) Plan for California Union Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Price Company and Costco Wholesale Corporation are wholly-owned subsidiaries of Costco Companies, Inc. ("The Company").

ELIGIBILITY

The Plan covers all employees covered by the collective bargaining agreement between The Price Company and The International Brotherhood of Teamsters in the State of California over the age of 18 who have completed one year of service containing a minimum of 1,000 hours worked. The employee enters the Plan on the entry date following the fulfillment of these requirements.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions).

The Company matches 50% of the employee's contribution, up to a maximum employer matching contribution of $200 per year. Prior to February 1, 1998, the maximum employer matching contribution was $125 per year.

Effective for the plan year ending December 31, 1998 and on an ongoing basis, the Company shall make a contribution to all plan participants actively employed on the last day of the plan year based on all straight time hours worked during the plan year up to a maximum of 80 hours per pay period (bi-weekly). Participants who reach their fifth anniversary up to their ninth anniversary during Plan year 1998 receive $.15 per hour. Participants who reach or exceed their tenth anniversary during Plan year 1998 receive $.25 per hour.

PARTICIPANT ACCOUNTS

Each participant's account is credited with his or her contributions, employer matching contributions and an allocation of plan earnings. Allocations are based on participant account balances as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer matching contributions is based on years of continuous service, according to the following schedule:


                  Years of Service         Percentage Vested
                  ----------------         -----------------
                   Less than 2                      0%
                   2-3                             10
                   3-4                             25
                   4-5                             50
                   5 or more                      100

FORFEITURES

During 1998, forfeitures of approximately $8,000 were used to reduce the employer contributions to the Plan. Forfeitures can be restored to a participant's account if the participant is re-employed by the Company prior to the expiration of five consecutive breaks in service and repays the full dollar amount distributed due to the termination within five years of the reemployment date. As of December 31, 1998 and 1997, forfeitures of approximately $22,300 and $11,500 respectively had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions into any of the seven investment options listed below. T. Rowe Price is the trustee of all investments, serves as investment manager for all funds and provides record keeping of all participant accounts. Funds may be temporarily invested in a cash account.

     Stable Value Fund - Funds are invested primarily in high-quality insurance company and bank-issued investment contracts.

     Equity Income Fund - Funds are invested in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

     Spectrum Income Fund - Funds are invested in a managed mix of funds including four domestic bond funds, an international bond fund, a money market fund and an income-oriented stock fund.

     Spectrum Growth Fund - Funds are invested in a managed mix of funds, including five U.S. stock funds, an international stock fund and a money market fund.

     New Horizons Fund - Funds are invested in common stock of rapidly growing companies in a broad range of industries.

     Mid-Cap Growth Fund - Funds are invested in stock of companies with medium-sized market capitalization that have attractive growth prospects and established operating histories.

     Costco Companies, Inc. Common Stock - Funds are invested in common stock of the Company.

Effective January 1, 1999, the Equity Index Fund and the International Stock Fund were added to the investment options listed above.

Participants may change their investment options daily.

UNIT ACCOUNTING

All contributions to a participant's account and the participant's account balance are reflected in units of each fund selected or shares of Costco Companies, Inc. common stock. As of December 31, 1998 and 1997, units held by the Plan were as follows:

                                              Units/shares         Units/shares
                                                 held at             held at
             Description of Asset           December 31, 1998   December 31, 1997
             --------------------           -----------------   -----------------
     Stable Value Fund                          2,296,522            1,383,211
     Equity Income Fund                           139,452               96,917
     Spectrum Income Fund                         157,107              103,356
     Spectrum Growth Fund                         293,889              207,090
     New Horizons Fund                             22,333                7,503
     Mid-Cap Growth Fund                           26,835                6,788
     Costco Companies, Inc. Common Stock           61,447               34,258


DISTRIBUTIONS

Upon termination of employment, death or total disability, the vested interest in a participant's account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

PARTICIPANT LOANS

Effective July 1, 1998, participants are allowed to borrow the lesser of $50,000 or 45% of his or her vested account balance (including participant pre-tax and Company matching contributions, excluding the Company contribution balance), with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on prevailing market conditions. The rates at December 31, 1998 ranged from 9.25% to 10.50%, depending on the type of loan.

PLAN ADMINISTRATOR

The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

ADMINISTRATIVE EXPENSES

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are shown as a reduction of net investment results.

2.  SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Registered investment company funds and Costco Companies, Inc. Common Stock are valued using the closing price of the investments on the last day of business of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of assets includes the change in the fair value of assets from one period to the next, and realized gains and losses, and is computed using the moving average method.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

4.  TAX STATUS:

The IRS has informed the Company, in a letter dated November 30, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended subsequent to receiving a determination letter. The Plan Administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRS.

                                                                      SCHEDULE I

                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                                 EIN: 33-0572969
                                    PIN: 004


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998



Identity of Party Involved/
 Description of Investments                                   Cost        Current Value
---------------------------                                -----------    -------------
*T. Rowe Price:
    Stable Value Fund                                      $ 2,296,522     $ 2,296,522
    Equity Income Fund                                       3,671,197       3,670,379
    Spectrum Income Fund                                     1,831,617       1,806,735
    Spectrum Growth Fund                                     4,740,855       4,834,482
    New Horizons Fund                                          506,592         521,255
    Mid-Cap Growth Fund                                        812,156         914,550

*Costco Companies, Inc. Common Stock                         3,124,393       4,437,131

*Participant Loans, with interest rates of 9.25% to
  10.50% maturing through 2008                                 476,774         476,774
                                                           -----------     -----------
                                                           $17,460,106     $18,957,828
                                                           -----------     -----------
                                                           -----------     -----------

*Represents a party in interest.



          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


                                 EIN: 33-0572969
                                    PIN: 004

                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS AT BEGINNING OF YEAR.

                                                                                  Costco
                                                                                 Companies,
                       Stable       Equity     Spectrum    Spectrum   Mid-Cap       Inc.
   Description         Value        Income      Income      Growth    Growth      Common
    of Assets           Fund         Fund        Fund        Fund      Fund        Stock
------------------   ----------   ----------   --------   ----------  --------   ----------
PURCHASES:
    Number of
      transactions           89           72         63           54       103          154
    Purchase price   $1,371,255   $1,711,614   $836,564   $2,100,455  $740,441   $1,926,559


SALES:
    Number of
      transactions          102          131        108          151        70           68
    Sale price       $  457,723   $  571,591   $208,578   $  683,049  $127,042   $  415,701
    Cost of asset       457,723      520,355    203,297      638,103   123,342      316,978
                     ----------   ----------   --------   ----------  --------   ----------
    Gain             $     -      $   51,236   $  5,281   $   44,946  $  3,700   $   98,723
                     ----------   ----------   --------   ----------  --------   ----------
                     ----------   ----------   --------   ----------  --------   ----------


There were no category (i), (ii) or (iv) transactions.



          The accompanying notes are an integral part of this schedule.